SLM Corporation
300 Continental Drive
Newark, Delaware 19713
Jonathan C. Clark
Executive Vice President and
Chief Financial Officer
(302) 283-8440
June 22, 2011
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	SLM Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Form 10-Q for Fiscal Quarter Ended March 31, 2011 File No. 001-13251
Dear Ms. Hunsaker,
     On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated June 9, 2011. For your convenience, the text of your comments is reproduced below before each applicable response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Note 2 — Significant Accounting Policies, page F-10
Retained Interest in off-balance sheet securitized loans, page F-20
1.	We note your response to comment seven of our letter dated May 2, 2011. Given that you do not appear to have recorded any securitizations as sales during all periods presented and effective January 1, 2010 all previously off-balance sheet trusts have been consolidated, please reconsider your disclosures regarding servicing assets or liabilities in your future filings. In this regard, consider removing this disclosure or clearly indicating that servicing assets and liabilities are not recorded with respect to on-balance sheet securitizations.
Response:
Starting with our Annual Report on Form 10-K for the year ending December 31, 2011 (the “2011 10-K”) we will clarify that servicing assets and liabilities are not recorded with respect to our on-balance sheet securitizations by replacing the last sentence of the “Retained interest in off-balance sheet securitized loans” accounting policy with substantially the following disclosure.
“We do not record servicing assets or servicing liabilities when our securitization trusts are accounted for as on-balance sheet secured financings. As of December 31, 2011 and 2010 all of

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

our securitization trusts are on balance sheet and as a result we do not have servicing assets or liabilities recorded on the balance sheet.”
Contingency Revenue, page F-22
2.	We note your response to comment eight of our letter dated May 2, 2011 with respect to your revenue recognition policy related to default aversion services. Consistent with your response, please revise your disclosure in future filings to clearly indicate that revenues from these services are recognized net of expected (rather than actual) rebates.
Response:
Starting with our 2011 10-K we will replace the last sentence of the accounting policy on Contingency Revenue with substantially the following disclosure.
“We recognize fees received, net of an estimate of future rebates owed due to subsequent defaults, over the service period which is estimated to be the life of the loan.”
Note 7 — Borrowings, page F-47
3.	We note your response to comment 14 of our letter dated March 2, 2011 with respect to your reset rate notes. Please respond to the following:
•	Clarify whether the securitization transactions containing reset rate notes issued prior to January 1, 2007 were initially accounted for as sales or financing transactions;

•	Tell us how you determined that DIG Issue D1 applied to the issuer (as opposed to the holder) of beneficial interests in securitized financial assets; and

•	Provide us with your analysis that supports your conclusion that the interest rate reset feature would not require bifurcation under ASC 815-15-25-26 absent the scope exception applied.
Response:
When the securitizations containing reset rate notes were created, they were accounted for as financing transactions at their issuance as the trusts were not QSPE’s and they did not qualify for sale accounting treatment. As such, we have consolidated the securitization trusts with these reset rate notes since their creation and continue to consolidate these trusts.
In our determination of the appropriate accounting for our reset rate notes, understanding that applying a scope exception is a judgmental matter, we performed an analysis under ASC 815-15-25-26. The embedded derivative in the reset rate notes have an interest rate and credit underlying which drive the market rates at which the notes reset in connection with the extension feature. We determined these components are clearly and closely related to the debt host.
Our reset notes are marketed to investors at scheduled remarketing dates. The initial remarketing date occurs between 2 to 12 years after the original issuance date; with all subsequent remarketing dates occurring prior to the legal final maturity date. Principal payments on reset rate notes are made through the allocation of principal repayments from the underlying student loans in accordance with the waterfall

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

structure of the trusts. Based on current assumptions used to model student loan principal payments, it is expected that the reset rate notes will be paid in full earlier than their legal final maturity.
Prior to the remarketing date, SLM, in its role as servicer and administrator of the trust, in consultation with our remarketing agents establish terms of the remarketing including but not limited to:
(1)	the currency in which the notes will be remarketed,

(2)	the interest rate index on which the interest on the remarketed notes will pay (which could be a fixed rate),

(3)	the spread above the specified interest rate index on which interest on the remarketed notes will pay if not remarketed as a fixed rate note,

(4)	the all-hold rate for the remarketing, and

(5)	the subsequent remarketing date. If there are insufficient investors offering to purchase the reset notes, the remarketing will fail.
If the remarketing fails, the servicer and remarketing agents will wait three months to the next remarketing date. The note will remarket each quarter thereafter until a successful remarketing occurs. If the note is not successfully remarketed, the interest rate resets to the current three- month LIBOR rate plus a defined spread for the denominated currency of the note the (“failed remarketing rate”).
The remarketing process is designed such that the interest rate on the notes will reset to a rate equal to the then current market yields for the reset rate notes that is effectively capped at the failed remarketing rate. This is evidenced by the fact that in the event of a successful remarketing, the terms of the reset rate notes are reset such that they can be sold at par (unpaid principal balance) between independent buyers and sellers. The success of the remarketing will depend on whether investors determine that they are being fairly compensated for their investment based on the current interest rate environment as well as the credit, prepayment, and other risks associated with the performance of the issuing entity or the securitization vehicle.
Because the interest rate is resetting to current market rates, the interest reset features are clearly and closely related to the debt host. If one were to apply the tests in ASC 815-15-25-26, there is no scenario where the reset feature would cause the investor to lose a substantial portion of their initial investment as the rate reset feature does not adjust the eventual principal payments on the notes. Upon a successful remarketing, since the rate resets to the current rates, by definition the return on the note cannot be both two times the initial rate of return and two times the market rate of return. Additionally, if the remarketing fails, the interest rate of the notes resets to LIBOR plus the defined spread. This would be considered a “below market rate” since by virtue of the failed remarketing, the current market rate for an issuer of similar creditworthiness would be greater than the fail rate. Thus the return on the note cannot be both two times the initial rate of return and two times the market rate of return.

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Use of Forbearance as a Private Education Loan Collection Tool, page 63
4.	We note your presentation of the table tracking status of the loan by first time in forbearance compared to all loans entering repayment. The table appears to indicate that the loans granted forbearance have a lower percentage of loans that are current, paid in full or receiving an in-school grace or deferment, and a much higher percentage of loans that have defaulted, as compared to loans that never enter into forbearance. Please tell us in more detail how effective you feel the forbearance mechanism is, and whether you feel that the loans ultimately perform better with the forbearance mechanism than if it was not used as a collection tool. In this regard, we note your disclosure on page 64 that as you have obtained further experience about the effectiveness of forbearance, you have reduced the amount of time a loan will spend in forbearance, but it is unclear from your disclosures or the data regarding the usage of forbearance how effective the collection tool is at mitigating losses. As part of your response, please expand on how the default experience associated with loans which utilize forbearance is considered in your allowance for loan losses. Additionally, please consider further disaggregating your data by traditional and non-traditional loans.
Response:
Our qualitative experience with borrowers has demonstrated that without the usage of forbearance the default rate on our Private Education Loans would be higher. In most instances, forbearance is an extension of the grace period (generally payments are not due the first six months after graduation) that allows the borrower additional time to secure employment subsequent to his or her graduation, is used when a borrower goes back to school or is used as a way to bridge a gap in employment or underemployment. Forbearance is a temporary payment relief tool that borrowers may request or that we may suggest after a discussion with the borrower about the reasons for their payment difficulties. Forbearance is only granted after we have determined there is willingness and ability by the borrower to pay back the loan and such forbearance will reduce the likelihood of a default caused by a temporary condition affecting the borrower’s ability to make their contractual payments.
In the past we would grant forbearance for periods of up to six months at a time but, based on our experience, we now only grant forbearance in increments of three months. We believe that reducing the average number of forbearance months granted allows us to stay in more frequent contact with the borrower and reevaluate the borrower’s need for, and appropriateness of, forbearance. We also have caps on the maximum cumulative amount of forbearance given to a borrower. We periodically adjust our forbearance policies to ensure they remain effective at reducing losses.
As it relates to our allowance for loan loss, forbearance usage is the main driver for our extended loss confirmation period because it results in a temporary delay in payment. To ensure we have included the affect of forbearance in our allowance for loan loss calculation, we have taken into account the likelihood of a forbearance in the determination of our loss confirmation period (e.g., our allowance for loan losses covers the next two years of estimated charge-offs). Also, as we disclose in our 2010 Form 10-K, one of the risk characteristics used to develop our reserve for incurred losses within the portfolio is loan status, which includes forbearance. As a result, when estimating probable losses incurred in the portfolio, both historical and projected behavior associated with forbearance usage are incorporated into our expectation

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

of how loans will migrate through delinquency and ultimately default as part of our allowance modeling process.
We believe that further disaggregating credit data within our traditional and non-traditional portfolios will not provide meaningful additional disclosure beyond what is already disclosed on page 63 of our first quarter 2011 Form 10-Q. The general delinquency, forbearance and charge-off trends and relative differences disclosed within that table on page 63 between traditional and non-traditional loans would be relatively consistent with any further disaggregation of our forbearance tables within those two portfolios.
Private Education Loan Repayment Options, page 67
5.	We note your disclosure of the graduated repayment program on page 67. Please tell us and expand your disclosures in future filings to address the following:
•	Tell us when borrowers sign up for the graduated repayment program (e.g. at origination or at the time of repayment);

•	Tell us how you considered whether the loans in this interest-only program would be a separate class of receivables under ASU 2010-20;

•	Tell us the percentage of loans in this program that are traditional versus nontraditional; and

•	Tell us whether the default and delinquency statistics for the loans in the interest-only program are higher than the loans that are in the level principal and interest program once they convert to amortizing.
Response:
In response to the Staff’s first and third bullet, in our second quarter 2011 Form 10-Q we will revise the paragraph on page 67 describing the graduated repayment option to expand on the description of this program as follows:
The graduated repayment program that is part of Signature and Other Loans includes an interest-only payment feature that may be selected at the option of the borrower. Borrowers elect to participate in this program at the time they enter repayment following their grace period. Borrowers participating in this program pay monthly interest with no amortization of their principal balance for up to 48 payments after entering repayment (dependent on loan product type). The maturity date of the loan is not extended when a borrower participates in this program. As of March 31, 2011 and 2010, borrowers in repayment owing approximately $7.3 billion (26 percent of loans in repayment) and $7.3 billion (29 percent of loans in repayment), respectively, were enrolled in the interest-only program. Of these amounts, 12 percent and 14 percent were non-traditional loans as of March 31, 2011 and 2010, respectively.
In response to the Staff’s second and fourth bullet, in reaching our conclusions with respect to ASU 2010-20, portfolio segments were defined by the level at which we develop and document a systematic method for determining our allowance for credit loss which, given the nature and composition of our business, resulted in the following segments: FFELP loans, Private Education Loans, and Other Consumer Loans. Further, a class of financing receivable was defined as a level of disaggregation within a portfolio segment that has enough distinguishing characteristics from an initial measurement (i.e., amortized cost or purchased credit impaired) or risk standpoint that it would be considered separately by management when monitoring or assessing credit risk. With regard to the Private Education Loan portfolio, we further segregated this portfolio segment into Traditional or Non-Traditional classes as this has been determined to be a distinct and reliable measure of risk in the portfolio requiring further disclosure as required under ASU 2010-20. As of March 31, 2011, we did not have any material purchased credit impaired Private Education Loan portfolios which would have warranted consideration for an additional class of financing receivable. In considering the portfolio of loans passing through the graduated repayment option —

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

while loans currently making interest only payments in the graduated repayment program do have higher delinquency and default rates when compared to loans that do not select this option — upon converting to amortizing, the default and delinquency statistics are very consistent with loans in the level principal and interest programs that do not select this graduated repayment option. Therefore, we concluded that the risk characteristics were not distinct enough to deem graduated repayment as a separate class of receivable from a credit risk standpoint. We do not assess and monitor credit risk and performance of our portfolio based upon graduated payment usage. Our traditional versus non-traditional breakout is the key differentiator of risk in our portfolio. Our breakout of performance statistics between traditional and non-traditional on page 63 of our first quarter 2011 Form 10-Q and within footnote 2 highlights this difference in credit performance.
Liquidity and Capital Resources, page 68
Primary Sources of Liquidity and Available Capacity, page 68
6.	We note your response to comment two of our letter dated May 2, 2011 with respect to your disclosure of your available borrowings to the extent collateral exists. Based on your response and your disclosure in footnote (5) to the table on page 68, we understand the availability of funding under both the FFELP ABCP facility and the FHLB-DM facility is subject to the availability of collateral. While we acknowledge that funding under these facilities is available for the purchase or origination of qualifying collateral (i.e., FFELP loans), it is our understanding that your borrowing capacity under these facilities for general corporate purposes is limited to the amount of collateral currently available. For example, based on your disclosure in footnote (5) it would appear that of the $11.7 billion available under these facilities as of March 31, 2011, only $2.4 billion would be available for general corporate purposes (based on availability of collateral) while the remaining $9.3 billion would be available for the purchase or origination of FFELP loans. Accordingly, please revise your disclosure in future filings to better reflect the limitations of your available liquidity and distinguish between sources of primary liquidity for general corporate purposes and the liquidity sources that are limited to collateral accepted under the facilities.
Response:
In response to your comment above we propose changing our second quarter 2011 “Primary Sources of Liquidity and Available Capacity Table” to show separately our primary liquidity which includes cash, liquid investments, unused bank line of credits and unencumbered FFELP loans and, in a separate section of the table, disclose the sources of secondary liquidity related to unused secured credit facilities which are contingent upon obtaining eligible collateral. This revised table is shown in Attachment A to this letter.
7.	As a related matter, please tell us the assets making up the $24.1 billion of unencumbered assets as of March 31, 2011. Additionally, please clarify if this amount consists of unencumbered FFELP loans discussed in the footnote to the table on the previous page, and if so, please make that point more clear since the disclosure refers to the assets “in addition to the assets listed in the above table” and the unencumbered FFELP assets are discussed in a footnote to the table as support for the amount of borrowing capacity that is available under your existing facilities.
Response:
The following table below provides the components of our “Tangible unencumbered assets” disclosure at March 31, 2011.

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

March 31, 2011

FFELP loans	$2,387,098
Private Education Loans	11,934,222

Total student loans	14,321,320

Cash and cash equivalents	3,871,476
Investments	891,618

Accrued interest receivable	737,602
Derivative assets	772,777
Accounts receivables	1,429,992
Deferred tax asset	1,321,630
Other assets	741,506

Total other assets	5,003,507

Total unencumbered assets, net	$24,087,921

In our second quarter 2011 Form 10-Q filing we will change the language to clarify the composition of our unencumbered assets. The following disclosure is based upon our March 31, 2011 balances which will be updated for amounts at June 30, 2011. The first paragraph on page 69 of our first quarter 2011 Form 10-Q will be replaced with substantially the following language.
At March 31, 2011, we had a total of $24.1 billion of unencumbered assets (which includes the assets that comprise our primary liquidity and are available to serve as collateral for our secondary liquidity), excluding goodwill and acquired intangibles. Total student loans, net, comprised $14.3 billion of our unencumbered assets of which $11.9 billion and $2.4 billion related to Private Education Loans, net and FFELP Loans, net, respectively.
Financial Statements
Consolidated Statements of Cash Flows, page 5
8.	We note that “other investing activities, net” represents 39% and 60% of your cash provided by investing activities — continuing operations for the three months ended March 31, 2011 and 2010, respectively. Please tell us the nature of the items included within that line item during each period and disaggregate significant components contained in this line item in future filings.
Response:
For the three months ended March 31, 2011 and 2010 $1.008 billion of the $955 million and $943 million of the $912 million, respectively, of “other investing activities, net” was related to principal payments received on student loans which we discuss further below. The remaining items in “other investing activities, net” are all individually three percent or less of cash provided by investing activities.

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

Student loans are unique in several aspects when compared to other loan types. One of these areas is the capitalization of interest. When a borrower is in school the interest on the loan is generally accrued and, for students that do not make payments on their loan while in school, the amount is capitalized to the loan balance upon leaving school (“capitalized interest”). The resulting principal balance (the combination of the original amount borrowed plus the interest that is capitalized to the loan balance) is re-amortized and disclosed to the borrower using the contractual interest rate and term to determine the monthly payment. As a result, the interest that was accrued on that loan while the borrower was in school is collected over the life of the loan in the form of principal payments since the principal payments we receive from the borrower over the life of the loan include both the original borrowed amount plus this capitalized interest. Capitalization of interest may also occur when borrowers use forbearance or deferment. The example below illustrates the impact to our statement of cash flows for a borrower whose interest that accrued while in their interim period (in school or grace period) is capitalized upon leaving school. The statement of cash flows is affected similarly by loans in forbearance and deferment.
In our statement of cash flows, for a borrower that does not make payments while in school, we show no cash (in operating or otherwise) collected related to interest income while that borrower is in school. Once the borrower begins making monthly payments, we then show the collection of that “capitalized interest” over the life of the loan in the operating section of the cash flow statement. This treatment is appropriate as we accrued such interest income while the borrower was in school and the receipt of interest income is an operating activity.
For the three months ended March 31, 2011, we received $4.552 billion of principal payments on our student loans (as shown in our statement of cash flows). For that period, $1.008 billion of the $4.552 billion of principal payments received related to the payment of previously capitalized interest with the remaining $3.544 billion relating to the pay down of the original borrowed amount. The amount of cash received related to the pay down of the original borrowed amount of $3.544 billion is the net activity we show in the investing section of the cash flow statement with the $1.008 billion of cash received related to the payment of previously capitalized interest shown as an operating activity. However, in an effort to help our investors reconcile to loan balance changes we show the total principal collected of $4.552 billion as one line item in investing activities as it reconciles more clearly to our student loan activity tables on page 58 of our first quarter 2011 Form 10-Q. We believe this is a more useful presentation to readers of our financial statements. (Summing up the $4,002 million and the $857 million from the table on page 58 less provision expense of $303 million equals the $4,552 million amount on the cash flow statement.) Then we show the $1.008 billion reduction adjustment related to the principal payments that relate to the collection of previously capitalized interest in the “other investing activities, net” line item. The overall net $3.544 billion cash flow related to principal payments on the original borrowed amount is correct in the investing section of the cash flow statement when you net the “installment payments, claims, other” with the “Other investing activities, net”. We have shown them separately in the past to make it easier for our investors to link the cash flow statement to the student loan activity tables. We also make a corresponding increase adjustment of $1.008 billion to the change in accrued interest receivable to present the cash receipt of interest income that was previously capitalized.
Although the total net cash from investing activities is accurate, we propose going forward to show the $3.544 billion net activity in the “installment payments, claims and other” line and no longer have the capitalized interest adjustment in the “other investing activities, net” line item. This will not change any of the total net cash amounts within the operating or investing sections of our cash flow statement. We will provide narrative, as appropriate, to help our investors reconcile this principal payment activity to the student loan activity tables previously discussed.
* * * * *

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

In connection with our response to your letter, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have additional questions or comments, please feel free to contact me.

Sincerely,
/s/ Jonathan C. Clark
Jonathan C. Clark
Executive Vice President and Chief Financial Officer

Attachment

Stephanie L. Hunsaker
Securities and Exchange Commission
June 22, 2011

Attachment A
Below is our proposed revised liquidity table presentation that we would include in our second quarter 2011 Form 10-Q.
The following table details our main sources of primary liquidity and our main sources of secondary liquidity (unused secured credit facilities contingent upon obtaining eligible collateral) outstanding at March 31, 2011 and December 31, 2010, and the average balances for the three months ended March 31, 2011 and 2010.

			Average Balances
	As of		Three Months ending March 31,
(Dollars in millions)	March 31, 2011	December 31, 2010	2011	2010
Sources of primary liquidity:
Unrestricted cash and liquid investments:
Cash and cash equivalents	$3,872	$4,342	$4,231	$6,010
Investments	79	85	78	104

Total unrestricted cash and liquid investments(1)	$3,951	$4,427	$4,309	$6,114

Unused bank lines of credit	$—	$—	$—	$3,485

Unencumbered FFELP Loans (2)	$2,387	$1,441	$2,180	$2,191

Sources of secondary liquidity contingent on obtaining eligible collateral:
Unused secured credit facilities: FFELP ABCP Facilities and FHLB/DM Facility (2)	$11,686	$12,601	$12,046	$11,931

(1)	At March 31, 2011 and December 31, 2010, ending balances include $1.1 billion and $2.0 billion, respectively, of cash and liquid investments at the Bank. For the three months ended March 31, 2011 and 2010, average balances include $1.4 billion and $2.2 billion, respectively, of cash and liquid investments at the Bank. This cash will be used primarily to originate or acquire student loans.

(2)	Current borrowing capacity under the FFELP ABCP Facilities and FHLB/DM Facility is based upon qualifying collateral from the Unencumbered FFELP Loans reported in primary liquidity above. Additional borrowing capacity would primarily be used to fund FFELP portfolio acquisitions and to refinance FFELP loans used as collateral in the ED Conduit Program Facility.